WISeKey Announces Q1 2021 Unaudited Revenue of $4.9 Million and Ends the Quarter with a Strong Cash Position of $25 Million

Record demand and backlog, new revenue streams and strategic partnerships have positioned WISeKey well for a strong 2022

Geneva, Switzerland, May 11, 2022 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd– WISeKey International Holding Ltd. (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, AI, Blockchain and IoT company, announced today its Q1 2022 unaudited revenues of $4.9 million, an increase of more than 4%, from the same period of last year. Furthermore, WISeKey ended the quarter with a strong cash position of $25 million as of March 31, 2022.

In 2022, WISeKey will continue making significant investments in the IoT Chip segment to maintain its position as a strategic European and USA player and to increase the production volume of semiconductors. Of note, the Global IoT Chip market was valued at $12.2 billion in 2021 and projected to reach $32.1 billion by 2030, growing at a CAGR of 14.8% during the forecast period, 2022-2030.

Carlos Moreira, WISeKey’s CEO noted, “Q1 2022 was a strong quarter for WISeKey despite the volatile geopolitical and macro conditions and demonstrates our ability to maintain sustainable growth. In particular, our core IoT business grew at 15% in Q1 2022, from $3.3 million in Q1 2021 to $3.8 million in Q1 2022, as we continue to deliver on the increasing demand for our IoT products. We are now in a very strong position to handle the increased demand from our clients. Our backlog at the end of April increased by more than 170%, as compared to the same period of last year, and was higher than our revenues for full year 2021. The higher demand, increased backlog and several new customers are now positively impacting revenues and the Company’s expectations for full year 2022 which is set to be another strong year for WISeKey on several fronts. Demand for our IoT products remains very high and we have already started scheduling deliveries for 2023. While we continue to face semiconductors supply chain shortages, we are looking at every option to further shorten customer delivery times. WISeKey is positioning itself as a strong, reliable and customer-focused supplier. We are progressing well on our two new revenue streams with the launch of the first WISeSat PocketQube Satellite in January 2022 and the expansion of the NFT portfolio available on our WISe.ART NFT platform which already includes over 300 artists.”

“We expect strong demand for our cybersecurity IoT products during 2022 calendar year and sustained revenue derived from the increase in demand for our technology. It is anticipated that Cybersecurity companies like WISeKey with strong technology-IP assets will recover much faster from the current crisis. Overall, continued adoption of IoT technologies connected to secure clouds, and ultimately 5G, will be tremendous catalysts for security companies given the related risk of adoption,” concluded Mr. Moreira.

WISeKey’s strong financial position of $25 million cash at the end of Q1 2022 allows the Company to support investments in new products, IP, and faster growing IoT/Cybersecurity markets. During 2021, WISeKey made significant investments in R&D and new microchips design in order to maintain its leading-edge technology position and the competitive advantage of product offerings. WISeKey is also making progress with its investment in FOSSA Systems allowing their satellite technology to integrate into the WISeKey IoT platform connecting all IoT sectors through the development of a WISeSat PocketQube Satellite. The WISeSat Satellite will be a security-IoT hardened FOSSASAT-2E satellite designed to further drive down satellite costs for the already-small Cubesat size.

WISeKey will offer this technology to its IoT clients in a SaaS model allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets. WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellite by ensuring the authenticity, confidentiality, and integrity of the devices, objects, data and transactions.

Finally, after the successful deployment of several NFT Luxury watch projects, WISeKey has developed WISe.ART one of the most reliable and secure NFT platforms for businesses, in a strategic partnership to bring trust to NFT. This NFT platform will provide a dedicated, secure marketplace for buying and selling NFTs, including artwork and luxury goods.

2022 KEY GROWTH AREAS

•	The launch of the WISe.ART NFT platform in 2021 is expected to provide new WISe.ART revenue streams in the shape of commissions on the sales carried out on the platform, and the sale of a white label version of the WISe.ART platform for clients that wish to have their own branded platform for auctions and sales.

•	The launch of the first WISeSaT PocketQube Satellite in January 2022 is the result of the investment of WISeKey in FOSSA Systems to integrate their picosatellite technology into the WISeKey IoT Connect & Trust model and improve IoT communication in remote and poor connectivity areas.

•	New strategic partnerships to strengthen its position as IoT cybersecurity provider and to develop new use cases based on our established technologies (refer to page 29 of the FY 2021 financial report for details).

•	Investments in post-quantum cryptography that are resistant against quantum cryptanalysis so as to anticipate future cybersecurity threats, working in collaboration with the American National Institute of Standards and Technology (NIST) and the European Union Agency for Cybersecurity (ENISA).

•	Planned significant investment into new equipment to increase the production volume of semiconductors.

•	Investment in R&D to expand its patent portfolio.

More information on WISeKey’s FY 2021 financial results and new business initiatives are available at https://cdn.wisekey.com/uploads/WISeKey-International-Holding.mp3

About WISeKey
WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.